EXHIBIT 99

SUBSCRIPTION AGREEMENT

Herb-Vita, Inc.

74-090 El Paseo, Suite 205

Palm Desert, California 92260

Gentlemen:

The undersigned represents as set forth below and subscribes to Purchase _____________Shares at $.10 per Share, for $_______________, subject to your acceptance of this subscription. There is no minimum contingency and proceeds may be used at the issuer's discretion. If any checks are delivered to any FINRA member, the member must promptly, by noon of the next business day, transmit all checks received to the issuer or any person entitled thereto. The undersigned, if an individual, is a resident of, or, if a corporation, partnership or trust, has as its principal place of business:

The state of California_______

The State of New York_________

The State of Florida__________

The District of Columbia _____Other State _____________ A State foreign to U.S.A._____

Dated:______________.

Signature: _________________________

If not an individual